

"A dark gem that promises a fun, macabre journey through the gutters of Hollywood ambition."
— The Black List

INVEST IN **FADE TO BLACK**

Full length feature film already in production puts FANS-FIRST to be a producer of the movie

join.legionm.com/fade-to-black   Los Angeles, CA

Entertainment   Film   Media

Highlights

1 FAN-FIRST MODEL: Potential to recoup 120% of principal plus pro-rata share of 50% of the backend.

2 ALIGNMENT: Invest alongside experienced film financiers with EXACT SAME ROI terms.

3 ALL-STAR CAST: Karan Soni, Katerina Tannenbaum, Max Carver, Rafael Casal, Gavin Leathwood...

4 AWARD-WINNING TEAM: Seasoned team of highly acclaimed producers, EPs, casting director & more.

5 VISIONARY DIRECTOR: Andrew Sandler has over a billion online views from film, TV, & music videos.

6 BUCKET LIST PERKS: producer credits, set visits, premiere tickets, production updates & more.

7 PURPOSE: Shape the future of Hollywood with a fiercely original film made by talented rising stars.

8 COMMERCIAL: Horror & comedy are popular content genres with high demand.

Featured Investor



Amado DeHoyos

Invested $200,000 ⓘ

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Syndicate Lead

Actor, writer, director, producer - all the things film-related.
amadodehoyos.con

"I love everything about this film! The script is timely and depicts the "outsiders" struggle that many people can relate to. The actors are fully capable "underdogs" that you can't help to root for. The crew is full of folks on the cusp. And the visuals from production are stunning! If I'm this excited about the film, I'm sure audiences will be as well! I feel like this film will generate a lot of buzz when it reaches the market and be something that folks talk about for a long time to come."

Our Team



Andrew Sandler Director

Based in LA and a graduate of USC's esteemed School of Cinematic Arts, Andrew's work has collectively garnered over a billion views online directing and producing artists like Blink-182, Justin Bieber and Ariana Grande.
https://www.andrewsandler.com



Brandon Cohen Writer

Brandon is a WGA writer/producer with experience in five television writers' rooms, working his way up to Co-Producer on Disney Channel's JUST ROLL WITH IT and serving as Head Writer for the Disney Channel sketch specials, HOUSE PARTY.



Paul Scanlan Producer

Emmy award-winning co-founder and CEO of Legion M Entertainment, stands at the forefront of entertainment innovation. Critically acclaimed films, include recent hits MY DEAD FRIEND ZOE, THE MAN IN THE WHITE VAN, and WILLIAM SHATNER: YOU CAN CALL ME BILL.



David Baxter Producer

WGA Writer, published graphic novelist and producer, is currently VP of Development at Legion M. Over 25 years experience in marketing, story-craft, consulting, brand management, and content creation in the entertainment industry and pop culture fields.



Andrew Carlberg Producer

Named by Variety as one of "Hollywood's New Leaders," Carlberg is an Academy Award and Emmy Award winning film, television, new media, Broadway and LA stage producer. Produced the HBOMax drama THE FALLOUT (2021 SXSW Grand Jury Winner) along with MUTT.



Brent Craft Producer



Brent is an alumnus of Georgetown University whose first feature, LADY-LIKE, was distributed globally on Netflix. He has since produced the football documentary UNICORN TOWN, alongside NFL superstar Christian McCaffrey.



Randall Einhorn Executive Producer

Director and Producer renowned for his work on THE OFFICE, WILFRED, IT'S ALWAYS SUNNY IN PHILADELPHIA, SURVIVOR, and the Peabody Award winning show ABBOTT ELEMENTARY. Recently his company, Sad Unicorn, signed a multi-year first look deal with WB Studios.



Danny Hamouie Executive Producer

Actor/Producer based in Los Angeles, CA. Most recently produced the documentary, UNICORN TOWN (now streaming on Peacock). Other credits include: CRIMINAL MINDS: BEYOND BORDERS, NCIS: LOS ANGELES, S.W.A.T., THE ROOKIE, and IDIOTSITTER (Comedy Central).



Tasmin Einhorn Co-Producer

Seasoned LA-based producer with 15+ yrs of experience spanning TV, film, experiential, and editorial realms, excels in crafting innovative experiences pushing boundaries. Currently, channels her creativity as a development associate at The Art of Elysium.



Claire Sliney Associate Producer

Producer known for the documentary short PERIOD. END OF SENTENCE. (won Academy Award for Best Documentary Short in 2019). Received her MFA from USC in the Peter Stark Producing Program, with a keen focus on bringing compelling stories to the global stage.



Jamie Castro Casting Director

Emmy Nominated Casting Director, Jamie Castro, has been casting for film and television for over 18 years. TV credits include SCANDAL, STATION 19, GREY'S ANATOMY & FRIDAY NIGHT LIGHTS, along with the critically hailed INVENTING ANNA.

THE MOVIE



LOGLINE

Faced with the horrors of trying to make it into the twisted business of Hollywood, an anxious and awkward screenwriter starts committing the murders of his fictional serial killer in a desperate attempt to finally break through.

THE STORY

In the land of Hollywood, Amit, a socially inept and frustrated screenwriter with ambitions of grandeur, believes he is on the cusp of breaking through. After years of grinding, he's finally written the perfect script. The one that will set the record straight and change the game for him for good - if only someone in power would read it.

His script, SLICE LEFT (a play on the term "swipe left"), follows the journey of a twisted do-gooder who lures deviant, disrespectful men on fake dates and murders them in the name of women's rights. Despite its timely and cutting take on society, Amit moves from one industry meeting to the next, painfully realizing that executives in Hollywood only care about one thing: Pre-Existing IP (Intellectual Property). In other words, scripts based on popular books, true stories, comic books and especially TRUE CRIME. No executive wants to risk their job by betting on an original idea.

Try as he might, no executive actually gives him or his script any attention. And the success of those around him, especially his roommate, Tom, eats away at Amit's spirit. That is until a freak accident on an inebriated walk home changes everything...

After being ejected from an UberPool ride, Amit finds himself in an unfamiliar neighborhood and feels forced to confront a belligerent jerk he sees harassing a young woman after a date. Quickly, the exchange escalates into a heated tussle in which Amit accidentally kills the man.

Still in shock (and without any witnesses), Amit realizes the unique opportunity right in front of him. For if Hollywood wants to tell stories based on real events, then Amit must mimic the murders in his script to create the "organic" buzz he so desperately desires.

And so, little by little, and murder by murder, Amit turns into the very serial killer he created in his story – giving him the arrogance, audacity, and pre-existing IP he needs to make it in show business.

But with Tom and his crush, Sofia, coming into the fold, Amit - like many in pursuit of an all-consuming goal - is left to decide: How much and WHO is he willing to sacrifice?

WHY WE LIKE THIS PROJECT?

The script forms the foundation of every film, and this is one of the best we've seen. It's a smart, funny and tight story – the kind we believe has potential to become a classic. The script is available for investors who'd like to read it (though it might spoil the movie for you!) – just send an email to team@legionm.com.

The inner workings of Hollywood have always been great fodder for story, and FADE TO BLACK has echoes of everything from Charlie Kaufman's ADAPTATION and Robert Altman's THE PLAYER to

Kaufman's ADAPTATION and Robert Altman's THE PLAYER to ENTOURAGE and ONCE UPON A TIME IN HOLLYWOOD. And yet no film or tv series has stepped up to lampoon the arrogance, viciousness, and existential hopelessness that permeates the lives of the people who work in this insane industry for many years...until FADE TO BLACK.

This devilishly satirical HORROR/COMEDY written by Brandon Cohen, a frustrated Disney Channel children's television writer, is the perfect antidote to these times, delivering laughs, thrills, and horror as its main character attempts to climb the ladder that is Hollywood.



DIRECTOR'S STATEMENT

In the murky corridors of Hollywood, where dreams often collide with harsh realities, FADE TO BLACK emerges as a visceral exploration of the lengths one may go in pursuit of success.

My journey, intricately woven through the worlds of music videos, documentaries, and commercials, has put me through the full gamut of experiences, from euphoric to awful, and shaped me into the storyteller I am today. In turn, my debut feature film, isn't just a picture to me – it's a soul-baring expedition through the tumultuous landscape I've witnessed and lived. A dark comedy that then unfolds into a psychological thriller, blurring the lines between fiction and reality.

As a filmmaker, I intimately understand the haunting dance between dreams and disillusionment. My passion lies not just in showcasing the glitz and glamor of this world but in unraveling the emotional tapestry that threads through every artist's pursuit. An effort that I hope to be both a rallying cry to creatives everywhere, as well as a harrowing and cautionary tale for us all.

– ANDREW SANDLER

Finally – We've already attached the perfect lead for this film in Karan Soni, who you may recognize as the hilarious taxicab driver Dopinder from the DEADPOOL franchise and who voiced Pavitr Prabhakar (Spider-Man India) in SPIDER-MAN: BEYOND THE SPIDER-VERSE. Most recently, Karan starred opposite Hamilton's Jonathan Groff in A NICE INDIAN BOY, which premiered at this year's SXSW to a standing ovation.

From there, we've built out an explosive ensemble of talent around him, coupled with a handful of exciting CAMEOS - for Hollywood stars and personalities to play themselves - on screen as well.



ATTACHED CAST

- **Karan Soni** (Dopinder from DEADPOOL) is attached as our lead Amit

- **Katerina Tannenbaum** to play Sofia (BETTER CALL SAUL, 40-LOVE)

- **Max Carver** to play Tom (THE BATMAN, THE LEFTOVERS, TEEN WOLF)

- **John Carroll Lynch** to play Wayne (ZODIAC, SHUTTER ISLAND)

- **Zosia Mamet** to play Lauren (GIRLS, THE FLIGHT ATTENDANT, MADAME WEB)

- **Gavin Leathwood** to play Spencer (CHILLING ADVENTURES OF SABRINA, IT'S WHAT'S INSIDE)

- **Joseph Lee** to play Ethan (BEEF, SEARCHING, STAR TREK: PICARD)

- **Rafael Casal** to play Zach (BLINDSPOTTING, LOKI)

ONCE IN A LIFETIME PERKS

An investment in FADE TO BLACK not only holds the potential for financial upside, but also exclusive, once-in-a-lifetime perks and experiences most other investments can't match.

- FINANCIER: Investment of $100+, name included in the FINANCIER portion of the credits.

- GOLD FINANCIER: Investment of $1,000+, one script signed by the writer/director, name included in the GOLD FINANCIER portion of the credits.

- PLATINUM FINANCIER: Investment of $5,000+, one script signed by the writer/director, name included in the PLATINUM FINANCIER portion of the credits.

- TITANIUM FINANCIER: Investment of $15,000+, one script signed by the writer/director, name included in the TITANIUM FINANCIER portion of the credits, 2 tickets to the red carpet premiere.

- ASSOCIATE PRODUCER: Investment of $50,000+, one script signed by the writer/director, 2 tickets to the red carpet premiere, an invitation to visit the set in Los Angeles, CA (Oct/Nov '24), and one Associate Producer credit, on-screen, in the end credit roll among all other Associate Producer credits, and in a size, style, placement and duration on a most favored nations basis with all other Associate Producers.

- CO-PRODUCER: Investment of $200,000+, one script signed by the writer/director, 2 tickets to the red carpet premiere, an invitation to visit the set in Los Angeles, CA (Oct/Nov '24), and one Co-Executive Producer credit, on-screen, in the main titles, on a shared card at Producer's discretion, among all other Co-Executive Producer credits, and in a size, style, placement and duration on a most favored nations basis with all other Co-Executive Producers.

- EXECUTIVE PRODUCER: Investment of $300,000+, one script signed by the writer/director, 2 tickets to the red carpet premiere, an invitation to visit the set in Los Angeles, CA (Oct/Nov '24), and one Executive Producer credit, on-screen, in the main titles, on a shared card at Producer's discretion, among all other Executive Producer credits, and in a size, style, placement and duration on a most favored nations basis with all other Executive Producers.

- COMPANY EXECUTIVE PRODUCER: Investment of $700,000+,

one script signed by the writer/director, 4 tickets to the red carpet premiere, an invitation to visit the set in Los Angeles, CA (Oct/Nov '24), and two Executive Producer credits, on-screen, in the main titles, on a shared card at Producer's discretion, among all other Executive Producer credits, and in a size, style, placement and duration on a most favored nations basis with all other Executive Producers, plus an option for one animated company logo credit on a most favored nations basis with all other Investors at this level.

RISK VS. REWARD

Entertainment is a "hit-driven business", which means that it's impossible to predict whether a movie will make money or not. There are plenty of examples of small-budget films that did huge things at the box office, but it's important to balance that with the knowledge that many films struggle to get distribution at all. **Most independent films lose money, which is why you should never invest money you can't afford to lose.**

That said, while every film is a roll of the dice, we believe there are ways to influence the odds:

1. **Keep the budget low.** Every dollar spent on production generally requires $2-$3 in box office to break even. Keeping the budget as low as possible makes the bar for success easier to clear. With a budget of less than $4M, we believe FADE TO BLACK is in a range that offers us all the best shot at success.

2. **Top-quality talent.** Getting recognizable faces and proven talent attached is one of the best known ways to reduce risk in Hollywood. With Karan Soni, Max Carver, Katerina Tannenbaum, Gavin Leatherwood, Rafael Casal, Joseph Lee, John Carroll Lynch, and Zosia Mamet, along with some notable cameos, we believe we've got a cast that can enable the film to break through.

3. **Activate a built-in audience.** This is our ace in the hole. Most films

start out with nothing, and need to build an audience from scratch. We begin with not just the Legion M community (one of the largest equity crowdfunded communities in the world), but also the worldwide community of horror and comedy fans. With this film, we believe we can unite these communities to make it a runaway success.

In addition to the commercial risk, it's also important to acknowledge that there are other risks inherent in filmmaking. This includes financing risk (i.e. what if we're not able to raise all the money we need?), production risk (i.e. what if problems in production prevent us from completing the film?), and more (i.e. pandemics, strikes, macroeconomic calamities, etc).

But with risk comes potential for reward. Legion M, Andrew Sandler, and everyone involved with this project are investing our time, money, and passion because we believe this is a film with potential to beat the odds. Not only does it offer a a scathing satire on the state of this industry, but it provides a cinematic ride designed to delight audiences from start to finish. We're betting we can make this movie a hit - if you can bear the risk and want to join us, we'd love for you to be a part of it.

BUDGET & MONETIZATION

Operating on a streamlined independent budget, our tight indie approach is perfect for making a top-notch, high quality professional film without the crazy cash usually splashed around by Hollywood.

The budget has been carefully crafted with several goals in mind:

- attract premium casting;

- shoot in Los Angeles so we can attract top-tier talent and capture iconic Hollywood locations;

- ensure the highest possible production value;

Bottom line -- we want to spend money on the things that will make the film AMAZING, while remaining lean to increase the likelihood of profitable sale, acquisition, or release

FAN-FIRST TERMS

While Hollywood has a reputation for fast-talking producers taking advantage of starry-eyed investors, Legion M – a company OWNED BY FANS – seeks to change that. We've structured this deal to utilize FAN-FIRST-FINANCING, with the goal of providing transparent accounting and a structure that aligns the interests of investors with those of other stakeholders.

If necessary, both Legion M and the writer/director/producing team have agreed to defer some or all of their fees if it's required to finish the film. You are willing to take a risk on this film, and so are we.

We can't take the risk out of making movies, but with FAN-FIRST-FINANCING at least you know your interests are being looked out for by a company that's built its reputation on taking care of fans.

PRODUCTION STATUS & TIMING

We officially entered production filming in LA on October 29. Thanks to our amazing Legion M community and your unwavering support, we're bringing another high quality project to life. With an incredible cast and a phenomenal crew, we're thrilled to be starting up another journey together and will be sharing exclusive insights and peeks behind the scenes as we go. Our hope is to be able to submit and premiere the film on the 2025 Festival Circuit.

On set, things have been nothing short of extraordinary. The performances, especially from Karan and the rest of our talented ensemble, have been remarkable. We're completely blown away by the quality of the camera work, the attention to detail in set design, and the incredible locations we've secured. The atmosphere on set is electric, and we're capturing footage that's far exceeding our expectations.

HOW DOES THE FILM MAKE MONEY?

Films like this have potential to earn revenue from one or more means of *distribution*, including festivals, theater tickets, DVD/Blu-Ray, Video On Demand, streaming, and more. The means of distribution can vary – some films employ a traditional release strategy that includes theaters, DVDs, VOD, streaming, etc. whereas another may go directly to a streaming service like Netflix, AppleTV, or Roku. Some films don't get distribution at all.

Our goal for the project will be to license the film to one or more distributors who will be responsible for distributing the film in one or more regions (e.g. a country like the USA or a territory like South America) over a specified period of time (e.g. 10 years). The distributor's job is to make as much money from the film as possible. In return they keep a cut of any revenue they earn (and recoup any out of pocket expenses they incur in promoting it) before paying the remainder to us.

HOW IS MONEY DISTRIBUTED?

All revenue earned by the film is collected by a 3rd party Collection Account Manager (CAM) which is responsible for delivering it to stakeholders according to the "waterfall." The complete waterfall can be found in the Exhibit 1 of the Investment Agreement, and is summarized below.

Revenue earned by the film is distributed in the following priority order:

- First, any 3rd party expenses, fees, residuals, etc. that need to be taken off the top before revenue can be distributed to stakeholders

- Next, to paying off of any debt or deferrals incurred by the

- Next, to paying off of any debt or deferrals incurred by the production (including, if any, senior debt and/or deferred producer/directing fees)

- Next, to equity investors (including investors in this offering) until they have received 120% of their investment amount.

- Next to talent for any box office bonuses, etc.

- Anything left over is considered "Net Profits", and is allocated on a pro rata, pari passu basis, with 50% going to all of the investors who financed the film (including the investors in this offering) and the other 50% going to producers, talent, and those responsible for making the film.

As mentioned in the "Risk and Reward" section, there's no guarantee this film will make any return, let alone profit for investors. Most independent films lose money, so you should NEVER invest more than you can afford to lose. That said, some independent films make money, and some of those make a lot. Win or lose, being an investor in a movie can be a lot of fun, opening the door to bucket list experiences you won't find anywhere else.

We've done everything we can to position this film for success. If you can bear the risk and want to join us on this journey, we'd love to have you along for the ride!

WHEN DOES THE INVESTMENT END?

There are a very broad range of outcomes for an investment like this. Some films are "bought" in a single transaction, while others generate revenue in perpetuity (and some don't earn any revenue at all). No matter what happens, your stake in the project lasts for as long as we own the project. If the project is ever sold or transferred, any money generated by the sale/transfer will be treated and distributed just like any other revenue generated by the project.

BOTTOM LINE

FADE TO BLACK will be coming into a marketplace that's hungry for new horror comedy projects and original stories. Because of its timely subject matter, universal thematic elements, and cunning dialogue, we feel this film has potential to stand head and shoulders above the rest.

We've also done everything we can to position this project for financial success. By keeping the budget tight, securing a top-tier cast, and aligning with large communities that can serve as a springboard for the film, we believe we've positioned this project to be not just a critical success, but also a financial one.

Thank you again for your incredible support and trust and for considering this opportunity. We're so grateful to be on this exciting journey together and to create exceptional entertainment that serves audiences and film lovers everywhere.